

November 8, 2010

Lewis Chew
Chief Financial Officer
National Semiconductor Corporation
2900 Semiconductor Drive
P.O. Box 58090
Santa Clara, CA 95052-8090

      **Re:    National Semiconductor Corporation**
                 **Form 10-K for the Fiscal Year Ended May 30, 2010**
                 **Filed July 20, 2010**
                 **File No. 001-05672**

Dear Mr. Chew:

      We have reviewed your response letter dated October 20, 2010 and have the following comment.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 30, 2010

Item 11. Executive Compensation, page 89

1.      We note your response to our prior comment 1 that you propose to treat Mr. Parulekar as a named executive officer for purposes of Items 5.02 Form 8-K and other future filings with the commission prior the Company's next filing that requires disclosure pursuant to Item 402(c) of Regulation S-K is not sufficient to address this omission.   In light of the required information that was omitted from your filings regarding Mr. Parulekar's compensation and his status as a named executive officer, please amend your Form 10-K for fiscal year ended May 30, 2010 to include all of the omitted disclosure.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Jay Webb, Accounting Reviewer, at (202) 3603 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or Jay Mumford at (202) 551-3637 if you have questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3212 with any questions.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief

CC (by facsimile):     Ora T. Fisher – Latham & Watkins LLP